Exhibit 4.1

Translation for information purpose only

[EURO DISNEY SCA LETTERHEAD]

Chessy, September 30th , 2002

Re:	Euro Disneyland in France
Common Agreement dated 10th August 1994
(the “Common Agreement”)
Request for derogation

To:

1.	The first voting group, composed of the Phase IA Banks
represented by their Agent, BNP Paribas, for the attention of Mrs. Martine Aubert

2.	The second voting group, composed of the Phase IA Partners

represented by their Agent, Credit Agricole Indosuez, for the attention of Mrs. Alexandra Boleslawski

3.	The third voting group, composed of the Phase IB Banks and Lenders represented by their Agent, Credit Agricole Indosuez, for the attention of Mrs. Alexandra Boleslawski

4.	The fourth voting group, composed of the “Caisse des Dépôts et Consignations” pursuant to the CDC Loan Agreements for the attention of Mr. Jacques Ollivier

(hereinafter collectively referred to as the “Creditors”)

Dear Madams and Sirs:

We refer to the Common Agreement and to the various Financing Contracts (as defined in the Common Agreement) to which you are parties.

1.             Definitions

1.1.                             For the purposes hereof, the defined terms and expressions, identified by initial capital letters, shall have the meanings ascribed to them in the Common Agreement, in the Covenants (as hereinafter defined) or in any one of the Financing Contracts. In addition, the terms set out below shall be defined as follows:

“Derogation”:	means the derogation requested from the Creditors pursuant to paragraph 2 herebelow (Request for Derogation).

“Covenants”:

means the Covenants as amended following (i) the consultation of Creditors of 25th September 1995 relating to the modification of the Information Undertakings compliance periods; and (ii) the consultation of Creditors of 6th September 1999 relating to the Walt Disney Studios.

“EBITDA” :

means Euro Disney SCA’s consolidated income before lease and net financial charges, excluding depreciation and amortization, as stated on Euro Disney SCA’s consolidated quarterly accounts, deducting exceptional losses, if any ; the EBITDA for the first, second and third quarters of fiscal year 2003 will be communicated to the Senior Debt Agents for the implementation of paragraph 4.1 (b) herebelow in the form of the budget set forth in the Information Memorandum and together with a representation from Euro Disney SCA’s Accounting Director that it is true and fair and complies with the accounting principles used for the determination of the budget of the Euro Disney Group which was used as a basis for the Reference EBITDA. In addition, Euro Disney SCA shall communicate to the Senior Debt Agents, upon completion by Euro Disney SCA’s statutory auditors of their review of the consolidated financial accounts of the Euro Disney Group for the first semester of fiscal year 2003, a copy of the interim report issued by the statutory auditors, which report shall contain a certification of the EBITDA for the first and second quarters of fiscal year 2003.

“Reference EBITDA” :

means, for each of the first, second and third quarters of fiscal year 2003, the amount set forth in the Annex attached hereto, provided however that this amount will be reduced by the amount (within the limit of a total amount of 500,000 euros per quarter) of the contribution to the consolidated EBITDA of the Euro Disney Group which was generated in fiscal year 2002 from the assets, if any, having been the subject of a Sale of Assets during fiscal year 2003, on a prorata basis from the effective date of said Sale of Assets.

“Information Memorandum” :	means the English language document dated September 27 2002 entitled “Information Memorandum” and attached hereto.

“Sale of Assets” :	means any transaction relating to one or more assets operated by the Euro Disney Group resulting in a reduction of the contribution to the EBITDA of the Euro Disney Group.

1.2                                 References to Articles are references to articles of the Common Agreement or the Covenants, unless provided otherwise.

1.3                                 References to paragraphs are references to the paragraphs of this letter, unless provided otherwise

2.                                      Request for Derogation

We request that you agree to consider for fiscal year ending 30th September 2002 that the required minimum ratio set forth in Section 2.(b) of the Covenants (Cumulative Gross Operating Profit Ratio) shall be 0.673 instead of 0.75.

3.             Details of the Derogation

3.1.                              In accordance with Article 3.2 of the Common Agreement, the Agents are responsible for organizing the consultation of the Creditors and you have a period of twenty one (21) days from the date of dispatch of the corresponding request by the Agents to send your reply to the Agent of the Financing Contract to which you are a party.

3.2.                              In the event that the Derogation is granted by at least three of the four voting groups in accordance with the procedures provided for in the Common

Agreement, the Derogation and the other provisions hereunder shall become effective on the date on which the Agents acknowledge and confirm to the Coordinator and the Creditors the approval granted by the said voting groups.

4.                                      Commitments

In consideration, and subject to the condition precedent of, the granting of the Derogation, Euro Disney SCA :

4.1                                 acting in its own name and in the name and on behalf of EDL Hotels, undertakes (this commitment being deemed to constitute a commitment under the Covenants and not limiting the existing covenants) to adjust the Security Deposits as follows :

(a)          on October 21, 2002, the total amount of the Security Deposits will be at least equal to the greatest of the following amounts :

(i)                                     the whole of the Debt Service for the six months ending on March 31, 2003, excluding the amounts due during this period under the CDC Ordinary Loan Agreements and the CDC Subordinated Loan Agreements ;

(ii)                                  one half of the Debt Service for the twelve months ending on September 30, 2003 ; and

(iii)                               an amount equal to six months interest on the total amount of the Debt calculated at the six month EURIBOR rate as at October 1, 2002.

(a)          notwithstanding Article 5.1 (2) of the Common Agreement, after the expiration of the first, second and third quarters of fiscal year 2003, the amounts of the Security Deposits will be determined, as the case may be:

(i)                                     according to the calculation formula described in Article 5.1 (1) (a) of the Common Agreement in the event the Euro Disney Group’s quarterly accounts for the previous quarter(s) show an EBITDA cumulated from the beginning of the fiscal year, equal to, or higher than, 110 % of the Reference EBITDA for the first quarter and 105 % of the cumulative Reference EBITDA for the second and third quarters,

(ii)                                  according to the calculation formula described in Article 5.1 (1) (b) of the Common Agreement in the event the Euro Disney Group’s quarterly accounts for the previous quarter(s) show an EBITDA cumulated from the beginning of the fiscal year lower than 95 % of the cumulative Reference EBITDA, or

(iii)                               according to the calculation formula described in Article 5.1 (1) (b) of the Common Agreement, reducing however the resulting amount by 25%, in the event the Euro Disney Group’s quarterly accounts for the previous quarter(s) show an EBITDA cumulated from the beginning of the fiscal year, higher than, or equal to, 95 % of the cumulative Reference EBITDA and lower than 110 % of the Reference EBITDA for the first quarter and 105 % of the cumulative Reference EBITDA for the second and third quarters.

Euro Disney SCA and EDL Hotels shall justify to the Senior Debt Agents as to the amount to which the Security Deposits are to be equal and their allocation for the relevant quarter in order to comply with the provisions hereabove. This amount and this allocation shall be the subject also of a certification by Euro Disney SCA’s Accounting Director and, on April 21, 2003, by Euro Disney SCA’s statutory auditors.

The amounts of the Security Deposits so calculated will be adjusted on the 20th (or the following business day if not a business day) of the first month of the relevant quarter, in accordance with the provisions of Article 5.1 (2) of the Common Agreement.

The provisions of Articles 5.1 (3), (4) and (5) are applicable to the adjustments hereabove;

4.2                                 undertakes (this commitment being deemed to constitute a commitment under the Covenants and not limiting the existing covenants) to comply with a Cumulative Gross Operating Income Ratio for fiscal year 2003 of at least 0.71, taking into account the reference amounts for fiscal year 2003 as set forth in Sub-Schedule 2 of the Covenants. It is however provided that the provisions of Article 5.1 (1) (b) of the Common Agreement will apply on the date provided in Article 5.2 of the Common Agreement in the event that the Cumulative Gross Operating Income Ratio is lower than 0.75 for the same fiscal year;

4.3                                 undertakes (this commitment being deemed to constitute a commitment under the Covenants and not limiting the existing covenants) to comply with a Cumulative Gross Operating Income Ratio for fiscal year 2004 of at least the ratio to be negotiated in good faith on the basis of comprehensive information and projections which will have been provided by Euro Disney SCA, such new ratio being submitted at that time to the approval of the Creditors under the rules provided in the Common Agreement. Should no agreement be reached by September 30, 2003 the minimum Cumulative Gross Operating Income Ratio for the same fiscal year will be 0.75 , taking into account the reference amounts as set forth in Sub-Schedule 2 of the Covenants;

4.4                                 undertakes (this commitment being deemed to constitute a commitment under the Covenants and not limiting the existing covenants), to provide the Agents at the latest on April 30, 2003 with detailed cash flow projections and cash projections on a quarterly basis, covering fiscal years 2003 and 2004 (with a check point on May 31, 2004) according to the table which has recently been agreed to incorporate in the reporting documents and in the Long Term Forecast. Euro Disney SCA undertakes to update this table quarterly as from April 2003.

5.                                      Representations and Warranties

5.1                                 Subject to 5.3, Euro Disney SCA represents and warrants to the Creditors that no Borrower is in default of any of its obligations under the Financing Contracts and that it is not aware of any event the consequences of which will result in such a default (except under Article 2 (b) of the Covenants for fiscal year 2002).

5.2                                 Subject to 5.3 and except as otherwise stated in the Information Memorandum, including, specifically, but within limitation, in particular, the qualifications and warnings contained therein, Euro Disney SCA represents and warrants to the Creditors that the Information Memorandum was prepared by Euro Disney SCA with due care and that, at the date hereof, to its knowledge and in its opinion, the Information Memorandum (i) does not contain any inaccurate statement as to a material fact and (ii) does not omit any material fact, in each case, which would render the information contained in the Information Memorandum misleading for a sophisticated reader, given the circumstances in which the said information is presented. However, notwithstanding the foregoing, with respect to the estimates, predictions, forecasts, drafts, opinions or indications regarding the future of any nature whatsoever contained in the Information Memorandum (“Declarations as to the Future”), Euro Disney SCA only represents and warrants that the Declarations as to the Future were prepared in good faith by Euro Disney SCA on a basis which it considers reasonable.

5.3                                 Notwithstanding any other term or provision hereof to the contrary (including, specifically, but without limitation, Articles 5.1 and 5.2 hereof), (i) no representation, warranty or other statement of any nature, whether express or implied, concerning the ability of Euro Disney SCA or any of its affiliated companies to meet its contractual covenants is being made herein or in the Information Memorandum, or in connection herewith or therewith, relating to any fiscal period(s) of Euro Disney SCA commencing on or after October 1, 2003 (the “Future Fiscal Years”), and the omission of any information, statement or projection relating to any Future Fiscal Years will not be considered as a breach of any representation and warranty given hereunder; and (ii) any material inaccuracy in the representations and warranties made hereunder shall only give rise to a right to damages and shall in no event have any effect on the Derogation obtained pursuant to this letter or on the Financing Contracts.

Yours faithfully,

Serge Naïm	Dominique Le Bourhis
Senior Vice President and	Vice President Funding &
Chief Financial Officer of Euro Disney SA	Sourcing of Euro Disney SA
Manager (“Gérant”) of Euro Disney S.C.A.	Manager (“Gérant”) of Euro Disney S.C.A.

Annex

The amounts of the Reference EBITDA applicable for the implementation of the provisions of Paragraph 4.1 hereabove are the following (in million euros):

		Cumulative

Quarter from October 1, 2002 to December 31, 2002 :	46	46

Quarter from January 1, 2003 to March 31, 2003 :	18	64

Quarter from April 1, 2003 to June 30, 2003 :	95	159